                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 2 for the month of November, 1999




                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga, ON, Canada L4V 1V2
         -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F   X       Form 40-F
                                  ---                ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No  X
                                   ___        ---

                           BID.COM INTERNATIONAL INC.

  On or about November 30, 1999, the Company mailed to all registered shareholders its Third Quarter 1999 Report.

Exhibit 1.  Third Quarter 1999 Report.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BID.COM INTERNATIONAL INC.


Date: November 30, 1999             By: /s/ Paul Hart
                                        -------------
                                    Name: Paul Hart
                                    Title: Chief Financial Officer